                                June 17, 2014

Ms. Anu Dubey

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re:	Smart Trust, Argus Select 30 Equity Total Return Trust, Series 1 (the “Trust”)
(File No.: 333-195945) (CIK 1607400)

Dear Ms. Dubey:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via e-mail on June 10, 2014 regarding the registration statement on Form S-6 for Smart Trust, Argus Select 30 Equity Total Return Trust, Series 1, filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2014. Please find below a response for each of your comments in the order that they were presented.

Comment 1

The first sentence states that the Trust will invest in equity securities. Please add disclosure of the Trust’s market capitalization policy with respect to such investments as well as any corresponding risks of such policy. Please also disclose whether the investments in equity securities will include equities of foreign issuers and, if so, the corresponding risks.

Response 1

The requested disclosure has been added to the prospectus.

Comment 2

The second sentence states that the Portfolio Consultant selected the portfolio from equity securities of the 400 companies included within the “Universe of Coverage” of its affiliate. Please disclose the process and/or criteria by which these 400 companies are selected.

Response 2

The requested disclosure has been added to the prospectus.

Comment 3

The disclosure in the first paragraph describes a process of elimination pursuant to which the resulting portfolio will contain 30 issues of equity securities. Please clarify how this process of elimination will result in a portfolio that contains 30 issues of equity securities. For example, the third sentence states that, from the equity securities of the 400 companies included within the “Universe of Coverage” of its affiliate, the Portfolio Consultant eliminates all securities with a five-year annualized dividend growth of 20% or less; it is not clear what happens if less than 30 issues of equity securities remain after this step of the process is conducted.

Response 3

The requested disclosure has been added to the prospectus.

We have been advised that the sponsor proposes to deposit securities and to activate the subject Trust on or about June 25, 2014 or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the sponsor that the Registration Statement be made effective.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By	/s/ SCOTT R. ANDERSON
Scott R. Anderson

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